UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Petroleos de Venezuela, S.A.

(Exact Name of Registrant as Specified in Its Charter)

Venezuelan National Petroleum Company

(Translation of Registrant’s Name into English)

(Issuer)

PDVSA Petroleo, S.A.

(Guarantor)

(Names of Applicants)

Avenida Libertador, Edificio Petróleos de Venezuela

Torre Este, La Campiña

Caracas 1050, Venezuela

(Address of principal executive office)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

TITLE OF CLASS	AMOUNT
8.50% Senior Secured	Up to $7,100,000,000 aggregate principal amount
Notes due 2020

Approximate date of proposed public offering:

September 16, 2016

Name and address of agent for service:	With a copy to:
Corporation Service Company	Hogan Lovells US LLP
530 Seventh Avenue, Suite 909	700 Louisiana Street, Suite 4300
New York, NY 10018	Houston, TX 77002

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

GENERAL

Item 1. GENERAL INFORMATION.

(a) Form of organization. Petroleos de Venezuela, S.A. (the “ Company ”) and PDVSA Petroleo, S.A. (the “ Guarantor ” and together with the Company, the “ Applicants ”) are sociedades anonimas (corporations).

(b) State or other sovereign power under the laws of which organized. The Applicants are organized under the laws of the Bolivarian Republic of Venezuela.

Item 2. SECURITIES ACT EXEMPTION APPLICABLE.

The Applicants are offering to exchange (the “ Exchange ”) the Company’s new 8.50% Senior Secured Notes due 2020 (the “ New Notes ”) with certain existing holders of the Company’s existing 5.250% Senior Notes due April 2017 and 8.50% Senior Notes due November 2017 (the “ Existing Notes ”). The Exchange offering is being made by the Applicants pursuant to a form of Indenture attached as exhibit hereto. The Existing Notes currently are guaranteed by the Guarantor and the New Notes will be guaranteed by the Guarantor.

The Applicants rely on the exemption provided in Section 3(a)(9) of the Securities Act of 1933 as the basis for the claim that registration of the sale of the New Notes is not required. The Exchange will be made exclusively with holders of the Existing Notes and no commission or other remuneration will be paid or given directly or indirectly in connection with soliciting the Exchange. In addition, the securities are not being exchanged in a case under Title 11 of the United States Code.

There have not been, and the Company does not intend for there to be, any sales of securities of the same class as the New Notes by the Company or by or through an underwriter at or about the same time as the Exchange for which the exemption is claimed under Section 3(a)(9) of the Securities Act.

The Company has not retained any dealer-manager or similar agent in connection with the Exchange and will not make any payments to any such person in connection with the Exchange. The Company will pay reasonable and customary remuneration to legal and accounting advisors for the provision of legal and accounting services, respectively.

None of the holders of the outstanding Existing Notes participating in the Exchange has made or will be requested to make any cash payment in connection with the Exchange other than payment of any applicable taxes. No such holders will make any cash payment, directly or indirectly, to the Applicants.

AFFILIATIONS

Item 3. AFFILIATES.

Furnish a list or diagram of all affiliates of the applicants and indicate the respective percentages of voting securities or other bases of control.

The sole shareholder of the Company is the Bolivarian Republic of Venezuela. The following is a list of material affiliates of the Applicants as of the date of this application. There are 321 subsidiaries of the Company omitted in this list. The disclosure of these subsidiaries located in Venezuela, Europe, United States, Central America and the Caribbean, South America would be detrimental to the Company as they involve investments in strategic sectors.

Name	Jurisdiction of Formation	Owners & Percentage
AKTIEBOLAGET NYNAS PETROLEUM (AB NYNAS)	Sweden	PDV EUROPA B.V. – 50%

BARIVEN, S.A.	Venezuela	PETRÓLEOS DE VENEZUELA, S.A. – 100%

CITGO HOLDING INC.	Delaware, USA	PDV HOLDING INC. - 100%

Name	Jurisdiction of Formation	Owners & Percentage

CITGO PETROLEUM CORPORATION	Delaware, USA	CITGO HOLDING INC. - 100%

CORPORACIÓN VENEZOLANA DEL PETRÓLEO, S.A. (C.V.P.)	Venezuela	PETRÓLEOS DE VENEZUELA, S.A. - 100%

PDV EUROPA B.V.	Netherlands	PROPERNYN B.V. - 100%

PDV HOLDING INC.	Delaware, USA	PETRÓLEOS DE VENEZUELA, S.A. - 100%

PDV MARINA, S.A.	Venezuela	PETRÓLEOS DE VENEZUELA, S.A. - 99%

PDVSA AMERICA, S.A.	Venezuela	PETRÓLEOS DE VENEZUELA, S.A. - 100%

PDVSA GAS, S.A.	Venezuela	PETRÓLEOS DE VENEZUELA, S.A. - 100%

PDVSA INDUSTRIAL, S.A.	Venezuela	PETRÓLEOS DE VENEZUELA, S.A. - 100%

PDVSA PETRÓLEO S.A.	Venezuela	PETRÓLEOS DE VENEZUELA, S.A. - 100%

PDVSA SERVICIOS, S.A.	Venezuela	PETRÓLEOS DE VENEZUELA, S.A. - 100%

PDVSA V.I. INC.	US Virgin Islands	PETRÓLEOS DE VENEZUELA, S.A. - 100%

PETROLEUM MARKETING INTERNATIONAL PETROMAR A.V.V. (ARUBA)	Aruba	PETRÓLEOS DE VENEZUELA, S.A. - 100%

PROPERNYN B.V.	Netherlands	PETRÓLEOS DE VENEZUELA, S.A. - 100%

REFINERIA ISLA CURACAO B.V.	Curacao	REFINERÍA ISLA, S.A. - 100%

MANAGEMENT AND CONTROL

Item 4. DIRECTORS AND EXECUTIVE OFFICERS.

List the names and complete mailing addresses of all directors and executive officers of the applicants and all persons chosen to become directors and executive officers. Indicate all offices held or to be held by each person named.

The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the “ TIA ”), respectively) of the Company. The mailing address for each executive officer and director listed below is c/o Petroleos de Venezuela, S.A., Attn: Renny Bolivar, Avenida Libertador, Edificio Petróleos de Venezuela, Torre Este, La Campiña, Caracas 1050, Venezuela.

Name	Position

Eulogio Antonio del Pino Díaz.	President

Orlando Enrique Chacín	Vice President of Exploration and Production

Jesús Enrique Luongo	Vice President of Refining, Trade and Supply.

Ana María España Girardi	Vice President of Finance

Delcy Eloina Rodríguez Gómez	Vice President of International Affairs.

Sergio Antonio Tovar Amaro	Director

Aracelis Coromoto Suez de Vallejo	Director

Anton Rafael Castillo	Director

Rodolfo Clemente Marco Torres	Director

Ricardo Menéndez Prieto	Director

Wills Asención Rangel	Director

Item 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicants.

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Company as of the date of this application.

Name and Complete Mailing Address:	Title of Class Owned	Amount Owned	Percentage of Class of Voting Securities Owned	Percentage of All Outstanding Voting Securities
The Bolivarian Republic of Venezuela	Common Stock	51,204 Shares	100%	100%

Avenida Los Ilustres, cruce con calle Francisco Lazo Martí, Edificio Sede de la Procuraduría, Urbanización Santa Mónica, Caracas, Venezuela

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Guarantor as of the date of this application.

Name and Complete Mailing Address:	Title of Class Owned	Amount Owned	Percentage of Class of Voting Securities Owned	Percentage of All Outstanding Voting Securities
Petroleos de Venezuela, S.A.	Common shares	1,464,310	100%	100%

Avenida Libertador, Edificio Petróleos de Venezuela, Torre Este, La Campiña, Caracas 1050, Venezuela.

UNDERWRITERS

Item 6. UNDERWRITERS.

Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligors which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

Within the past three years, Citigroup Global Markets Inc. and Evrofinance Mosnarbank acted as structuring agents for the US$4,500,000,000 6.00% Senior Notes Due 2026, and the US$5,000,000,000 6.00% Senior Notes Due 2024. The Address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013 USA and the address of Evrofinance Mosnarbank, 29 Novy Arbat, Moscow 121099, Russia.

(b) No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

Item 7. CAPITALIZATION.

(a) Furnish the following information as to each authorized class of securities of the applicants.

Set forth below is certain information as to each authorized class of securities of the Company as of the date of this application.

Title of Class	Amount Authorized		Amount Outstanding
Common Shares		51,204 Shares		51,204 Shares

Unsecured 5.125% bond Petrobonos 2016	US$	1,000 million	US$	929 million

Unsecured 8.50% bond PDVSA 2017 Bonds	US$	4,100 million	US$	4,100 million

Unsecured 5.25% bond PDVSA 2017 Bonds	US$	3,000 million	US$	3,000 million

Unsecured 5.375% bond PDVSA 2027 Bonds	US$	3,000 million	US$	3,000 million

Unsecured 5.50% bond PDVSA 2037 Bonds	US$	1,500 million	US$	1,500 million

Unsecured 9.00% bond PDVSA 2021 Bonds	US$	2,394 million	US$	2,394 million

Unsecured 6.00% bond PDVSA 2022 Bonds	US$	3,000 million	US$	3,000 million

Unsecured 6.00% bond PDVSA 2024 Bonds	US$	5,000 million	US$	5,000 million

Unsecured 6.00% bond PDVSA 2026 Bonds	US$	4,500 million	US$	4,500 million

Unsecured 9.75% bond PDVSA 2035 Bonds	US$	3,000 million	US$	3,000 million

Set forth below is certain information as to each authorized class of securities of the Guarantor as of the date of this application.

Title of Class	Amount Authorized		Amount Outstanding(1)
Common Stock		1,464,310		1,464,310

Secured Bonds 2020 PDVSA Cerro Negro, S.A.	US$	2 million	US$	2 million

Unsecured 5.125% bond Petrobonos 2016	US$	1,000 million	US$	929 million

Unsecured 8.50% bond PDVSA 2017 Bonds	US$	4,100 million	US$	4,100 million

Unsecured 5.25% bond PDVSA 2017 Bonds	US$	3,000 million	US$	3,000 million

Unsecured 5.375% bond PDVSA 2027 Bonds	US$	3,000 million	US$	3,000 million

Unsecured 5.50% bond PDVSA 2037 Bonds	US$	1,500 million	US$	1,500 million

Unsecured 9.00% bond PDVSA 2021 Bonds	US$	2,394 million	US$	2,394 million

Unsecured 6.00% bond PDVSA 2022 Bonds	US$	3,000 million	US$	3,000 million

Unsecured 6.00% bond PDVSA 2024 Bonds	US$	5,000 million	US$	5,000 million

Unsecured 6.00% bond PDVSA 2026 Bonds	US$	4,500 million	US$	4,500 million

Unsecured 9.75% bond PDVSA 2035 Bonds	US$	3,000 million	US$	3,000 million

(1)	The Guarantor is a guarantor under all bonds listed below.

(b) Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

Each holder of common stock of the Company is entitled to one vote per share of common stock held by such holder on all matters submitted to a vote of the Company’s stockholders. Each holder of common shares of the Guarantor is entitled to one vote per common share held by such holder on all matters submitted to a vote of the Guarantor’s shareholders. Holders of the Company’s or Garantor’s securities have no voting rights, and they do not have conversion rights.

INDENTURE SECURITIES

Item 8. ANALYSIS OF INDENTURE PROVISIONS.

Insert at this point the analysis of the Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

The New Notes will be issued under an indenture (the “Indenture”) to be dated as of the consummation of the Refinancing Exchange. The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. Capitalized terms used in this Item 8 and not defined herein have the meanings given to such terms in the Indenture.

(a) EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

The following will be “Events of Default” under the Indenture:

(1) the failure to pay the principal of, or premium, if any, on any Notes, when such principal becomes due and payable, at any of the Principal Payment Dates, upon redemption or otherwise;

(2) the failure to pay interest and Additional Amounts, if any, on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

(3) a default in the observance or performance of any other covenant or agreement contained in this Indenture (other than the payment of the principal of, or premium, if any, or interest and Additional Amounts, if any, on any Note) which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from Holders of at least 25% of the Outstanding principal amount of the Notes;

(4) the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any of its Significant Subsidiaries, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 30 days from the date of acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 30-day period described above has elapsed), aggregates U.S.$100 million or more at any time;

(5) one or more judgments in an aggregate amount in excess of U.S.$100 million shall have been rendered against the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or, unstayed, unbonded or not suspended by agreement for a period of 60 days after such judgment or judgments become final and non-appealable;

(6) the Company or any Significant Subsidiary shall (a) apply for or consent to the appointment of a receiver, conciliador, trustee, fiscal agent liquidator or similar official for all or any substantial part of the property of the Company or such Significant Subsidiary, (b) make a general assignment for the benefit of the creditors of the Company or such Significant Subsidiary, (c) be adjudicated bankrupt (declaración de quiebra), in reorganization (concurso mercantil) or insolvent, or (d) file a voluntary petition in bankruptcy or a petition or an answer seeking reorganization (concurso mercantil) or seeking to take advantage of any applicable insolvency law;

(7) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company or any Significant Subsidiary, in an involuntary case or proceeding under any applicable bankruptcy, insolvency, suspension of payments, concurso mercantil, quiebra, reorganization or other similar law, or (B) a decree or order adjudging the Company or any Significant Subsidiary bankrupt or insolvent, or suspending payments, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under any applicable law, or appointing a custodian, receiver, liquidator, assignee, fiscal agent, trustee, síndico, conciliador, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of the property of the Company or any Significant Subsidiary, or ordering the winding up or liquidation of the affairs of the Company or any Significant Subsidiary, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days;

(8) any of the Notes, the Indenture or any part thereof, shall cease to be in full force and effect (except as contemplated by the terms thereof) or is declared to be null and void and unenforceable in a judicial proceeding or inadmissible in evidence in the courts of Venezuela, or the Company shall contest the enforceability of, deny or disaffirm its material obligations under the Notes or the Security Documents; and

(9) except as expressly permitted by the Indenture and the Security Documents, any of the Security Documents shall for any reason cease to be in full force and effect in all material respects, or the Company or any Subsidiary shall so assert, or any security interest created, or purported to be created, by any of the Security Documents shall cease to be enforceable and of the same effect and priority purported to be created thereby, except solely as a result of the Collateral Agent taking or refraining from taking any action in its sole control.

Acceleration of Maturity; Rescission and Annulment. If an Event of Default (other than an Event of Default specified in clauses (6) or (7) above) shall occur and be continuing and has not been waived, the Holders of at least 25% in principal amount of Outstanding Notes may declare the principal of, and premium, if any, accrued interest and Additional Amounts, if any, on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable.

If an Event of Default specified in clauses (6) or (7) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest and Additional Amounts, if any, on all of the Outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

At any time after such Acceleration Notice has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in this Article, the Required Holders, by written notice delivered to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(i) the rescission would not conflict with any judgment or decree;

(ii) all existing Events of Default have been cured or waived except nonpayment of principal, premium, if any, interest or Additional Amounts, if any, that has become due solely because of the acceleration;

(iii) the Company has paid or deposited with the Principal Paying Agent (to the extent the payment of such interest is lawful) interest on overdue installments of interest and overdue principal and premium, if any, and Additional Amounts, if any, which has become due otherwise than by such declaration of acceleration; and

(iv) the Company has paid or deposited with the Principal Paying Agent the reasonable compensation of the Trustee and the Principal Paying Agent and reimbursed the reasonable expenses, disbursements, indemnity amounts and advances of each of the Trustee and the Principal Paying Agent, and their respective agents and counsel under this Indenture.

No such rescission shall affect any subsequent Default or impair any right consequent thereto. The Required Holders may waive any existing Default or Event of Default under the Indenture, and its consequences, except a Default in the payment of the principal of, or premium, if any, interest or Additional Amounts, if any, on any Notes.

(b) AUTHENTICATION AND DELIVERY OF THE SECURITIES UNDER THE INDENTURE AND APPLICATION OF PROCEEDS THEREOF.

Execution and Authentication of Notes. Each Note shall be executed on behalf of the Company by one or more Authorized Officer(s) of the Company, by manual or facsimile signature. In case any Authorized Officer of the Company who shall have signed any Note shall cease to be an Authorized Officer of the Company before the Note so signed shall be authenticated and delivered by the Trustee or disposed of by or on behalf of the Company, such Note nevertheless may be authenticated and delivered or disposed of as if the Person who signed such Note on behalf of the Company had not ceased to be such Authorized Officer. Any Note signed on behalf of the Company by a Person who, as at the actual date of his/her execution of such Note, is an Authorized Officer of the Company, shall be a valid and binding obligation of the Company notwithstanding that at the date hereof any such Person is not an Authorized Officer of the Company.

The Trustee shall duly authenticate and deliver the Notes in authorized denominations following delivery to the Trustee by the Company of sufficient executed Notes and receipt by the Trustee of a written order from the Company specifying: (i) the amount of Notes to be authenticated and the date on which the Notes are to be authenticated, (ii) whether the Notes are to be issued as one or more Global Notes or Certificated Notes, and (iii) other information the Company may determine to include or the Trustee or the Principal Paying Agent may reasonably request.

The Trustee shall have the right to decline to authenticate and deliver the Notes under the Section 2.02 of the Indenture if the Trustee determines in good faith that such action may not lawfully be taken by the Company or if the Trustee by its board of directors or board of trustee, executive committee, or a trust committee of directors or trustees or Responsible Officers shall determine in good faith that such action would expose the Trustee to personal liability to existing Holders.

A Note shall not be valid until authenticated by the manual signature of one or more Authorized Office(s) of the Trustee. Such certification by the Trustee upon any Note executed by or on behalf of the Company shall be conclusive evidence that such Note has been duly authenticated and delivered hereunder. Each Note shall be dated the date of its authentication.

Persons Deemed Owners. Before due presentation of a Note for registration of transfer, the Trustee and the Principal Paying Agent shall treat the Person in whose name any Note is registered as the owner of such Note for the purpose of receiving distributions and for all other purposes whatsoever, and neither the Trustee nor the Principal Paying Agent shall be affected by any notice to the contrary.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for the Existing Notes.

(c) RELEASE OF ANY NOTE COLLATERAL SUBJECT TO THE LIEN OF THE INDENTURE.

The Guarantor’s obligations will remain in full force and effect until the principal of, premium (if any), and interest on the Notes and all other amounts payable by the Company under the Indenture have been paid in full. If at any time any payment of the principal of, premium, if any, or interest on any Note or any other amount payable by the Company under the Indenture and the Transaction Documents is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Company or otherwise, the Guarantor’s obligations with respect to such payment will be reinstated as though such payment had been due but not made at such time.

(d) SATISFACTION AND DISCHARGE OF THE INDENTURE; REDEMPTION OF THE SECURITIES.

In general, the Company and the Guarantor may terminate their obligations under the New Notes and the Indenture if the Company has paid all other sums payable by it under the Indenture and:

(A) either:

(1) the Company delivers to the Principal Paying Agent for cancellation all the Notes heretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust), or

(2) in respect of all Notes not theretofore delivered to the Principal Paying Agent for cancellation (x) the entire principal amount of such Notes has become due and payable, (y) such Notes will become due and payable at their stated maturity within one year or (z) such Notes are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and the Company has irrevocably deposited or caused to be deposited with the Trustee Dollars in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Principal Paying Agent for cancellation, for principal of, premium, if any, interest and Additional Amounts, if any, on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; and

(B) the Trustee and the Principal Paying Agent and the Collateral Agent shall have received an Officer’s Certificate of the Company and an Opinion of Counsel stating that all conditions precedent under this Indenture relating to the satisfaction and discharge of the Section 6.01 of the Indenture have been complied with.

(e) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS.

Within 120 days after the end of each fiscal year of the Company, the Company shall deliver Officers’ Certificates to the Trustee and the Principal Paying Agent, stating whether or not the signers know of any Default that occurred during the previous year. The Company shall also deliver to the Trustee and the Principal Paying Agent with an Officer’s Certificate promptly upon any Officer obtaining knowledge of any Event of Default that has occurred and is continuing and, if applicable, describing such Event of Default and the status thereof.

Item 9. OTHER OBLIGORS.

Give the name and complete mailing address of any person, other than the applicants, who is an obligor upon indentured securities.

Not applicable.

CONTENTS OF APPLICATION FOR QUALIFICATION . This application for qualification comprises:

(a) Pages numbered 1 to 12, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee to be qualified.

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

EXHIBIT	DESCRIPTION

Exhibit T3A	Not applicable (1) (2)

Exhibit T3B-1	Bylaws of the Company, as in effect on the date of filing hereof translated to English. (filed herewith)

Exhibit T3B-2	Bylaws of the Guarantor, as in effect on the date of filing hereof translated to English. (filed herewith)

Exhibit T3C	Form of Indenture, to be dated as of the effective date, among the Company, the Guarantor, the Trustee and the other parties named therein, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not Applicable.

Exhibit T3E	Offering Circular to be dated as of September 16, 2016 by the Company (filed herewith).

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).

Exhibit 25.1	Statement of eligibility and qualification of the trustee on Form T-1

(1)	The By-laws of the Company (as attached in Exhibit T3B-1) are the charter for all purposes under Venezuelan law.
(2)	The By-laws of the Guarantor (as attached in Exhibit T3B-2) are the charter for all purposes under Venezuelan law.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Caracas, Venezuela on September 16, 2016.

(SEAL)		PETROLEOS DE VENEZUELA, S.A.

Attest:	/s/ Ana Maria España	By:	/s/ Renny Bolivar

	Name: Ana Maria España		Name:	Renny Bolivar
			Title:	Financial Planning Executive Director

(SEAL)		PDVSA PETROLEO, S.A.

Attest:	/s/ Ana Maria España	By:	/s/ Renny Bolivar

	Name: Ana Maria España		Name:	Renny Bolivar
			Title:	Financial Planning Executive Director

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A	Not applicable (1) (2)

Exhibit T3B-1	Bylaws of the Company, as in effect on the date of filing hereof translated to English. (filed herewith)

Exhibit T3B-2	Bylaws of the Guarantor, as in effect on the date of filing hereof translated to English. (filed herewith)

Exhibit T3C	Form of Indenture, to be dated as of the effective date, among the Company, the Guarantor, the Trustee and the other parties named therein, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not Applicable.

Exhibit T3E	Offering Circular to be dated as of September 16, 2016 by the Company (filed herewith).

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).

Exhibit 25.1	Statement of eligibility and qualification of the trustee on Form T-1

(1)	The By-laws of the Company (as attached in Exhibit T3B-1) are the charter for all purposes under Venezuelan law.
(2)	The By-laws of the Guarantor (as attached in Exhibit T3B-2) are the charter for all purposes under Venezuelan law.